STOCK OPTION AGREEMENT

THIS AGREEMENT, entered into as of the Grant Date (as defined in Section 1), by and between Robert W. Fishback (“Participant”) and Torvec, Inc. (the “Company”);

WITNESSETH THAT:

WHEREAS, the Company will engage Participant to serve as its Chief Financial Officer and, in connection with such employment and so as to induce such employment, the Company is granting this Stock Option to Participant, and

WHEREAS, the Company and Participant will enter into an employment arrangement dated as of October 18, 2010 (the “Employment Arrangement”),

NOW, THEREFORE, IT IS AGREED, by and between the Company and the Participant, as follows:

1. Terms of Award. The following terms used in this Agreement shall have the meanings set forth in this Section 1:

(a) The “Participant” is Robert W. Fishback

(b) The “Grant Date” is October 18, 2010.

(c) The number of “Covered Shares” shall be 250,000 shares of the $.01 par value common stock of Torvec, Inc.

(d) The “Initial Exercise Date” is the Grant Date.

(e)	The “Exercise Price” is $0.85 per share.

Other terms used in this Agreement are defined elsewhere in this Agreement.

2. Award and Exercise Price. The Participant is hereby granted an option (the “Option”) to purchase the number of Covered Shares of Stock at the Exercise Price per share as set forth in Section 1. The Option is not intended to qualify as an “Incentive Stock Option,” as defined in Section 422(b) of the Code.

3. Date of Exercise. Except as otherwise provided in this Agreement, the Option will vest and be exercisable as follows: 62,500 Covered Shares vested immediately upon grant; 62,500 Covered Shares vested on October 18, 2011; 62,500 Covered Shares vested on October 18, 2012; and 62,500 on October 18, 2013. Notwithstanding the foregoing, the vesting will accelerate and the Option will be exercisable in full in the event of a change of control of the Company or a termination of Participant’s employment by the Company without cause.

4. Expiration. The Option, to the extent not theretofore exercised, shall not be exercisable on or after the Expiration Date. The “Expiration Date” shall be the ten-year anniversary of the Grant Date.

5. Method of Option Exercise. The Option may be exercised in whole or in part by filing a written notice with the Secretary of the Company at its corporate headquarters prior to the Expiration Date. Such notice shall (a) specify the number of shares of Stock which the Participant elects to purchase; provided, however, that not less than 1,000 shares of Stock may be purchased at any one time unless the number purchased is the total number of shares available for purchase at that time under the Option, and (b) be accompanied by payment of the Exercise Price for such shares of Stock indicated by the Participant’s election. Payment shall be by cash or by check payable to the Company. The Participant may also exercise the Option, in whole or in part, by way of a “cashless exercise” by having the Company withhold shares of common stock issuable upon exercise of this Option equal in value to the aggregate Exercise Price as to which the Option is so exercised based on the “Market Price” of the Common Stock on the trading day immediately prior to the date on which this Option and the notice of exercise are delivered to the Company. The “Market Price” of the Common Stock on any date means the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a national or regional securities exchange, the closing sale price, or, if no closing sales price is reported, the last reported sale price of the shares of Common Stock on the principal U.S. national or regional securities exchange on which the Common Stock is so listed or quoted; (b) if the Common Stock is listed on the OTC Bulletin Board, the volume weighted average price per share of such Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board, (c) if prices for the Common Stock are then reported in the “Pink Sheets” published by Pink OTC Markets, Inc. (or similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported.

6. Withholding. All distributions under this Agreement are subject to withholding of all applicable taxes. At the election of the Participant, and subject to such rules as may be established by the Committee, such withholding obligations may be satisfied through the surrender of shares of Stock which the Participant already owns, or to which the Participant is otherwise entitled under the Plan.

7. Transferability. The Option is not transferable other than as designated by the Participant by will or by the laws of descent and distribution, and during the Participant’s life, may be exercised only by the Participant or the Participant’s guardian or legal representative.

8. Heirs and Successors. This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company’s assets and business. In the event of the Participant’s death prior to exercise of this Award, the Award may be exercised by the estate of the Participant to the extent such exercise is otherwise permitted by the Agreement. Subject to the terms of the Plan, any benefits distributable to the Participant under this Agreement that are not paid at the time of the Participant’s death shall be paid at the time and in the form determined in accordance with the provisions of this Agreement and the Plan, to the beneficiary designated by the Participant in writing filed with the Committee in such form and at such time as the Committee shall require. If a deceased Participant fails to designate a beneficiary, or if the designated beneficiary of the deceased Participant dies before the Participant or before complete payment of the amounts distributable under this Agreement, the amounts to be paid under this Agreement shall be paid to the legal representative or representatives of the estate of the last to die of the Participant and the beneficiary.

9. Certain Adjustments. With respect to any rights that the Participant has to exercise this Option and convert into shares of Common Stock, the Participant will be entitled to the following adjustments:

(a) Merger or Consolidation. If at any time there shall be a merger or consolidation of the Company with or into another entity when the Company is not the surviving entity, then, as part of such merger or consolidation, lawful provision shall be made so that the holder hereof shall thereafter be entitled to receive upon exercise of this Option, during the period specified herein and upon payment of the aggregate Exercise Price then in effect, the number of shares of stock or other securities or property (including cash) of the successor entity resulting from such merger or consolidation, to which the holder hereof as the holder of the stock deliverable upon exercise of this Option would have been entitled in such merger or consolidation if this Option had been exercised immediately before such transaction. In any such case, appropriate adjustment shall be made in the application of the provisions of this Option with respect to the rights and interests of the Participant hereof as the holder of this Option after the merger or consolidation.

(b) Reclassification, Recapitalization, etc. If the Company at any time shall, by subdivision, combination or reclassification of securities, recapitalization, automatic conversion, or other similar event affecting the number or character of outstanding shares of Common Stock, or otherwise change any of the securities as to which purchase rights under this Option exist into the same or a different number of securities of any other class or classes, this Option shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Option immediately prior to such subdivision, combination, reclassification or other change.

(c) Split or Combination of Common Stock and Stock Dividend. In case the Company shall at any time subdivide, re-divide, recapitalize, split (forward or reverse) or change its outstanding shares of Common Stock into a greater number of shares or declare a dividend upon its Common Stock payable solely in shares of Common Stock, the Exercise Price shall be proportionately reduced and the number of Option Shares proportionately increased. Conversely, in case the number of outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price shall be proportionately increased and the number of Option Shares proportionately reduced.

10. Amendment. This Agreement may be amended by written Agreement of the Participant and the Company, without the consent of any other person.

IN WITNESS WHEREOF, the Participant has executed this Agreement, and the Company has caused these presents to be executed in its name and on its behalf, all as of the Grant Date.

Participant

Robert W. Fishback

TORVEC, INC.

Keith E. Gleasman, President